UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16) *

TD SYNNEX Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162W100

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons: MiTAC Holdings Corporation (IRS No. N/A)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or place of organization: Taiwan

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 4,769,980
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 4,769,980
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 4,769,980
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
(11)	Percent of class presented by amount in Row 9: 5.34%
(12)	Type of reporting person (see instructions): CO

(1)	Names of reporting persons: Synnex Technology International Corporation (IRS No. N/A)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or place of organization: Taiwan

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 3,473,888
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 3,473,888
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 3,473,888
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
(11)	Percent of class presented by amount in Row 9: 3.89%
(12)	Type of reporting person (see instructions): CO

(1)	Names of reporting persons: Matthew Miau
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 552,195
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 552,195
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 552,195
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
(11)	Percent of class presented by amount in Row 9: 0.62%
(12)	Type of reporting person (see instructions): IN

Item 1(a). Name of Issuer:

TD SYNNEX Corporation

Item 1(b). Name of Issuer’s Principal Executive Offices:

44201 Nobel Drive, Fremont, CA 94538

Item 2(a). Name of Person Filing:

MiTAC Holdings Corporation

Synnex Technology International Corporation

Matthew Miau

Item 2(b). Address or Principal Business Office or, if None, Residence:

MiTAC Holdings Corporation: No.202, Wenhua 2nd Rd., Guishan Dist., Taoyuan City 333, Taiwan (R.O.C.)

Synnex Technology International Corporation: 4F., No.75, Sec. 3, Minsheng E. Rd., Zhongshan Dist., Taipei City 104, Taiwan (R.O.C.)

Matthew Miau: No.187, Sec. 2, Tiding Blvd., Neihu Dist., Taipei City 114, Taiwan (R.O.C.)

Item 2(c). Citizenship:

MiTAC Holdings Corporation: Taiwan

Synnex Technology International Corporation: Taiwan

Matthew Miau: USA

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

87162W100

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)

(a)	☐	Broker of dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)((1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a)	Amount beneficially owned:	8,796,063

(b)	Percent of class:	9.85%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	8,796,063

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	8,796,063

	(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See attached Exhibit A.

Item 8. Identification and Classification of Members of the Group.

See attached Exhibit A.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6 , 2024

MITAC HOLDINGS CORPORATION

By:	/s/ Ho Jhi-wu
Name: Ho Jhi-wu
Title: Director

SYNNEX TECHNOLOGY INTERNATIONAL CORP.

By:	/s/ Tu Shu-wu
Name: Tu Shu-wu
Title: Director

/s/ MATTHEW MIAU
MATTHEW MIAU